                                                                       Exhibit 2
                       CANWEST GLOBAL COMMUNICATIONS CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE 9 MONTHS ENDED MAY 31, 2003 AND 2002

                                   (UNAUDITED)

[LETTERHEAD OF PRICEWATERHOUSECOOPERS]

July 17, 2003

TO THE AUDIT COMMITTEE OF CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as at May 31, 2003 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine month periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                        FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                          MAY 31          MAY 31        MAY 31          MAY 31
                                                           2003            2002          2003            2002
REVENUE                                                    593,212         617,014     1,758,015       1,788,724
Operating expenses                                         317,364         313,965       912,123         941,415
Selling, general and administrative expenses               125,967         148,220       423,620         429,515
Restructuring expenses                                      21,053               -        21,053               -
                                                        ----------      ----------    ----------      ----------
                                                           128,828         154,829       401,219         417,794
Amortization of intangibles                                  4,375           4,375        13,125          13,125
Amortization of property, plant and equipment               17,419          19,133        55,117          55,364
Other amortization                                           1,313           1,660         5,165           4,831
                                                        ----------      ----------    ----------      ----------
OPERATING INCOME                                           105,721         129,661       327,812         344,474
Financing expenses                                         (93,287)        (88,544)     (279,478)       (286,223)
Dividend income                                              1,999           1,883         3,532           3,241
                                                        ----------      ----------    ----------      ----------
                                                            14,433          43,000        51,866          61,492
Investment gain (loss) net of write downs                   (2,277)              -        19,831          63,020
Interest rate swap loss                                     (4,767)              -       (13,634)              -
                                                        ----------      ----------    ----------      ----------
                                                             7,389          43,000        58,063         124,512
Provision for income taxes                                   8,670          20,342        16,010          31,902
                                                        ----------      ----------    ----------      ----------
EARNINGS (LOSS) BEFORE THE FOLLOWING                        (1,281)         22,658        42,053          92,610
Minority interests                                               -             570             -           4,330
Interest in earnings of Network TEN                         12,428           7,989        49,089          22,188
Interest in loss of other equity accounted affiliates         (256)           (529)       (1,035)           (966)
Realized currency translation adjustments                    1,593               -           693          (1,000)
                                                        ----------      ----------    ----------      ----------

NET EARNINGS FOR THE PERIOD                                 12,484          30,688        90,800         117,162
                                                        ==========      ==========    ==========      ==========

EARNINGS PER SHARE:
      BASIC                                             $     0.07      $     0.17    $     0.47      $     0.66
      DILUTED                                           $     0.07      $     0.17    $     0.47      $     0.64

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                AS AT
                                                       -----------------------
                                                        MAY 31       AUGUST 31
                                                         2003           2002
ASSETS
CURRENT ASSETS
Cash                                                     102,154        61,090
Accounts receivable                                      556,650       470,246
Income taxes recoverable                                       -        33,334
Inventory                                                 13,018        19,836
Investment in film and television programs                96,616        98,096
Future income taxes                                       32,777        30,013
Other                                                     10,499        13,726
                                                       ---------     ---------
                                                         811,714       726,341
Investment in Network TEN                                 26,718         4,494
Other investments                                        166,826       162,361
Investment in film and television programs               300,691       317,176
Property, plant and equipment                            636,548       679,224
Other assets                                              95,611       103,975
Intangibles                                            1,097,274     1,096,458
Goodwill                                               2,478,218     2,631,099
                                                       ---------     ---------
                                                       5,613,600     5,721,128
                                                       =========     =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                         139,931       164,988
Accrued liabilities                                      195,714       227,104
Income taxes payable                                       7,334             -
Film and television program accounts payable              79,192        64,834
Deferred revenue                                          47,902        60,596
Current portion of long term debt                         77,829       172,753
                                                       ---------     ---------
                                                         547,902       690,275

Long term debt                                         3,313,199     3,337,163
Other accrued liabilities                                104,469        86,217
Future income taxes                                      439,402       431,562
                                                       ---------     ---------
                                                       4,404,972     4,545,217
                                                       ---------     ---------

SHAREHOLDERS' EQUITY
Capital stock                                            846,814       896,422
Contributed surplus                                        3,647         3,647
Retained earnings                                        400,504       317,376
Cumulative foreign currency translation adjustments      (42,337)      (41,534)
                                                       ---------     ---------
                                                       1,208,628     1,175,911
                                                       ---------     ---------
                                                       5,613,600     5,721,128
                                                       =========     =========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                 FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                  MAY 31            MAY 31       MAY 31            MAY 31
                                                   2003              2002         2003              2002
RETAINED EARNINGS - BEGINNING OF PERIOD, AS
   PREVIOUSLY REPORTED                            388,020           390,832      317,376           475,053

Adjustment for adoption of new accounting
   pronouncements                                       -                 -            -          (170,695)
                                                  -------           -------      -------          --------

RETAINED EARNINGS - BEGINNING OF PERIOD,
   AS ADJUSTED                                    388,020           390,832      317,376           304,358

Excess of redemption price over carrying
    value of preferred shares                           -                 -       (7,672)                -

Net earnings for the period                        12,484            30,688       90,800           117,162
                                                  -------           -------      -------          --------

RETAINED EARNINGS - END OF PERIOD                 400,504           421,520      400,504           421,520
                                                  =======           =======      =======          ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                 FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                  MAY 31             MAY 31       MAY 31          MAY 31
                                                   2003               2002         2003            2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                        12,484            30,688        90,800         117,162
Items not affecting cash
    Amortization                                   23,126            27,583        78,239          80,565
    Interest paid in kind                          28,597            27,340        85,585          78,153
    Future income taxes                             1,398             3,016         1,614          12,400
    Interest in earnings of Network TEN           (12,428)           (7,989)      (49,089)        (22,188)
    Interest in loss of other equity accounted
        affiliates                                    256               529         1,035             966
    Minority interests                                  -              (813)            -          (6,519)
    Realized currency translation adjustments      (1,593)                -          (693)          1,000
    Interest rate swap loss                         4,767                 -        13,634               -
    Investment (gain) loss net of write downs       2,277                 -       (19,831)        (63,020)
Distributions from Network TEN                          -                 -        30,212          60,984
                                                 --------           -------      --------        --------
                                                   58,884            80,354       231,506         259,503
Investment in film and television programs        (24,196)          (28,923)     (100,181)       (133,628)
Amortization of film and television programs       38,474            27,352       110,011         108,089
Other changes in non-cash operating accounts       (8,824)          (40,236)     (106,598)       (157,057)
                                                 --------           -------      --------        --------
                                                   64,338            38,547       134,738          76,907
                                                 --------           -------      --------        --------
INVESTING ACTIVITIES
Proceeds from sale of other investments                 -                 -             -          87,000
Other investments                                       -            (4,408)       (4,473)         (4,408)
Proceeds from divestitures                              -                 -       193,500         133,039
Purchase of property, plant and equipment          (8,627)          (10,402)      (20,949)        (39,425)
                                                 --------           -------      --------        --------
                                                   (8,627)          (14,810)      168,078         176,206
                                                 --------           -------      --------        --------
FINANCING ACTIVITIES
Issuance of long term debt                        294,700                 -       385,674               -
Repayment of long term debt                      (313,367)          (64,243)     (590,146)       (211,760)
Issuance of share capital                               -                 -           392             520
Preferred share redemption                              -                 -       (57,672)              -
Net change in bank loans and advances                   -                 -             -         (28,999)
                                                 --------           -------      --------        --------
                                                  (18,667)          (64,243)     (261,752)       (240,239)
                                                 --------           -------      --------        --------

NET CHANGE IN CASH                                 37,044           (40,506)       41,064          12,874
CASH - BEGINNING OF PERIOD                         65,110            72,869        61,090          19,489
                                                 --------           -------      --------        --------
CASH - END OF PERIOD                              102,154            32,363       102,154          32,363
                                                 ========           =======      ========        ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE 9 MONTHS ENDED MAY 31, 2003 AND 2002
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

1.       SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, production and distribution of film and television programming and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, entertainment, and publishing and online operations. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The Entertainment segment includes the operation of CanWest Entertainment, a producer and distributor of film and television programs. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2.       ACQUISITIONS AND DIVESTITURES

a) In February 2003 the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million, respectively.

b) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on the sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) In October 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) In September 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.       INVESTMENT IN NETWORK TEN

During the nine months ended May 31, 2003 Network TEN issued 5.8 million shares for proceeds of $10.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.1% from 57.5% and resulted in an investment gain of $1.5 million.

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.1% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                  AS AT
                                                           ---------------------
                                                           MAY 31      AUGUST 31
                                                            2003          2002
Assets
      Current assets                                       275,547      285,303
      Other assets                                           3,428        4,825
      Property, plant and equipment                         82,443       71,875
      Long term investments                                 12,152        2,188
      Intangibles                                          255,324      246,305
      Goodwill                                              51,978       49,304
                                                           -------     --------
                                                           680,872      659,800
                                                           =======     ========

Liabilities and Shareholders' Equity
      Current liabilities                                  168,350      191,736
      Long term liabilities                                439,558      442,975
      Subordinated debentures issued to the Company         40,154       40,154
      Share capital                                         50,710       40,146
      Deficit                                              (17,609)     (52,232)
      Cumulative foreign currency translation adjustment      (291)      (2,979)
                                                           -------     --------
                                                           680,872      659,800
                                                           =======     ========

OTHER CONSOLIDATED FINANCIAL DATA

                                                           FOR THE NINE MONTHS
                                                               ENDED MAY 31
                                                         -----------------------
                                                           2003            2002
Cash flow from operations (1)                            112,800          95,100
                                                         =======         =======

Distributions paid                                        52,500         111,900
                                                         =======         =======

Capital expenditures                                      20,800          19,500
                                                         =======         =======

(1)      Cash flow from operations before changes in non-cash operating accounts

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                           FOR THE NINE MONTHS
                                                              ENDED MAY 31
                                                         ----------------------
                                                           2003           2002
Revenue                                                   477,280       398,302
Operating expenses                                        338,695       289,839
                                                         --------      --------
                                                          138,585       108,463
Amortization of property, plant, equipment
   and other                                               11,419        10,754
                                                         --------      --------
Operating income                                          127,166        97,709
Financing expenses                                        (59,886)      (19,894)
                                                         --------      --------
                                                           67,280        77,815
Provision for income taxes                                 19,334        23,662
                                                         --------      --------
Earnings before the following                              47,946        54,153
Goodwill impairment loss                                        -       (20,905)
Minority interests                                              -         3,359
                                                         --------      --------
Net earnings for the period                                47,946        36,607
Interest in respect of subordinated
   debentures held by the Company                          43,236         3,902
                                                         --------      --------
Earnings for the period before interest
   in respect of subordinated debentures                   91,182        40,509
                                                         ========      ========

SUMMARY STATEMENTS OF RETAINED EARNINGS

                                                        FOR THE NINE MONTHS
                                                            ENDED MAY 31
                                                        --------------------
                                                          2003        2002
Retained earnings (deficit) - beginning of year          (52,232)     94,142

Earnings for the period before interest in respect of
   subordinated debentures                                91,182      40,509

Distributions paid                                       (56,559)   (123,984)
                                                        --------    --------

Retained earnings (deficit) - end of period              (17,609)     10,667
                                                        ========    ========

The Company's economic interest in Network TEN's earnings for the nine months ended May 31, 2003 is $ 49.1 million (2002- $ 22.2 million).

4.       RESTRUCTURING EXPENSES

During the three months ended May 31, 2003 the Company undertook restructuring activities in its Canadian Media and Entertainment operations. The $21 million cost of this restructuring, consisting of $17 million in employee severance, $2 million in lease termination costs and $2 million in costs related to discontinuing certain film and television projects, has been recorded in the three months ended May 31, 2003. As at May 31, 2003, $17 million of this amount remains accrued for future expenditures; consisting of $14 million in employee severance, $2 million in lease termination costs and $0.3 million related to discontinued film and television projects.

5.       LONG TERM DEBT

In October 2002, Fireworks Entertainment Inc., a subsidiary of the Company, secured a stand alone credit facility with a syndicate of lenders. The facility is a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. and bears interest at floating rates of LIBOR plus 2.25% to 3.5%. The US$110 million total commitment under this facility is based on acceptable receivables; as at May 31, 2003 total availability was US$59.6 million, of which US$55.7 million was advanced.

In April 2003, the Company issued US$200 million ($295 million) in senior unsecured 7 5/8% notes maturing in April 2013. In May 2003, the Company repaid $274 million in 12.125% junior subordinated notes.

As a result of debt repayments during the year the Company has interest rate swaps outstanding in aggregate notional amounts in excess of its underlying debt. The change in value of these overhanging swaps was expensed in the period.

6.       CAPITAL STOCK

In December 2002, the Company elected to redeem all of its outstanding Series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million.

7.       EARNINGS PER SHARE

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

                                    FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                              MAY 31                       MAY 31
                                   ----------------------------------------------------------
                                      2003            2002          2003             2002
Net earnings                             12,484         30,688         90,800         117,162
Excess of redemption price over
  carrying value of preferred
  shares                                      -              -         (7,672)              -
                                   ------------   ------------   ------------    ------------
Earnings available to common
  shareholders                           12,484         30,688         83,128         117,162
                                   ============   ============   ============    ============

Basic weighted average shares
  outstanding during the period     177,071,250    177,054,958    177,068,661     176,921,717
Dilutive effect of options                8,040         28,644          6,718          26,889
Dilutive effect of preference
   shares                                     -      4,599,212              -       4,922,729
                                   ------------   ------------   ------------    ------------
Diluted weighted average shares
   outstanding during the period    177,079,290    181,682,814    177,075,379     181,871,335
                                   ============   ============   ============    ============
Options outstanding that would
   have been anti-dilutive            2,143,247      1,686,073      2,143,247       1,715,700
                                   ============   ============   ============    ============

8.       STOCK BASED COMPENSATION

The Company utilizes the intrinsic value approach to accounting for stock compensation expense. The following are the pro forma results as if the Company had applied the fair value based method of accounting for stock-based compensation. The fair value of options granted during the nine months ended May 31, 2003 was estimated using the Black Scholes pricing model with the assumptions of no dividend yield (2002 - nil), an expected volatility of 54% (2002 - 40%), risk free interest rates of 4.5% to 4.9% (2002 - 4.8% to 5.4%) and an expected life of 7 to 9 years (2002 - 6 to 9 years).

The fair value of 394,500 options that were granted by the Company was $1,502,224. The pro forma costs of stock option expense for the three and nine months ended May 31, 2003 are $375,988 and $1,234,299 respectively (2002 - $661,558 and $1,997,521). A value of $4,815,492 would be charged to pro forma earnings in future periods according to the vesting terms of the outstanding options. The resulting pro forma net earnings and diluted earnings per share for the three months ended May 31, 2003 are $0.07 and $0.07 respectively (2002 - $0.17 and $0.17) and nine months ended May 31, 2003 are $0.46 and $0.46, respectively (2002 - $0.65 and $0.63).

9.       CONTINGENCY AND GUARANTEES

CONTINGENCY

In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has issued financial letters of credit in support of a variety of obligations, primarily in support of indebtedness of TV3 Ireland, in the aggregate amount of $55.2 million.

The Company and its subsidiaries enter into operating leases in the ordinary course of business for real property and equipment. In certain instances, the Company has guaranteed the obligations of the lessee under such agreements. The Company believes the likelihood of a material payment pursuant to such guarantees is remote.

The Company has not made any significant indemnification payments in the past, and no amount has been accrued in these consolidated financial statements in respect of such guarantees. A liability would be recognized should any loss under an indemnification agreement become probable and estimable.

10.      SUBSEQUENT EVENT

In July 2003, the Company sold certain other investments with a book value of $54 million for proceeds of $44 million.

11.      SEGMENTED INFORMATION

The Company operates primarily within the publishing and online, broadcasting and entertainment industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in thousands of Canadian dollars is as follows:

                                   FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                            MAY 31                        MAY 31
                                   -------------------------------------------------------
                                    2003               2002         2003             2002
REVENUE
TELEVSION
Canada                             207,635            208,784      593,461         564,995
New Zealand - TV3 and TV4           24,096             17,251       69,549          48,738
Ireland - TV3                        8,556              7,039       26,520          21,973
                                   -------            -------    ---------       ---------
                                   240,287            233,074      689,530         635,706

RADIO - NEW ZEALAND                 17,644             14,568       54,654          44,909

ENTERTAINMENT - CANADA              36,074             31,036      119,297         129,662

PUBLICATIONS AND ONLINE - CANADA   300,566            339,278      900,003         983,288

Inter-segment revenue               (1,359)              (942)      (5,469)         (4,841)
                                   -------            -------    ---------       ---------

TOTAL REVENUE                      593,212            617,014    1,758,015       1,788,724
                                   =======            =======    =========       =========

OPERATING PROFIT
TELEVISION
Canada                              82,944             75,387      206,833         182,774
New Zealand - TV3 and TV4               90             (1,641)       7,063          (4,043)
Ireland - TV3                        2,736              2,094        8,651           6,807
                                   -------            -------    ---------       ---------
                                    85,770             75,840      222,547         185,538

RADIO - NEW ZEALAND                  4,421              3,262       15,168          11,648

ENTERTAINMENT - CANADA              (5,339)            (1,501)      (4,756)          4,225

PUBLICATIONS AND ONLINE - CANADA    71,757             84,629      206,510         234,774
                                   -------            -------    ---------       ---------

SEGMENT OPERATING PROFIT           156,609            162,230      439,469         436,185

Corporate expenses                   6,728              7,401       17,197          18,391
Restructuring expenses              21,053                  -       21,053               -
                                   -------            -------    ---------       ---------

OPERATING PROFIT                   128,828            154,829      401,219         417,794
                                   =======            =======    =========       =========

12.      U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the annual financial statements.

REVISION OF PRIOR YEARS' INFORMATION

The Company's 2001 and subsequent periods' net income and shareholders' equity have been revised to reflect certain adjustments to previously reported net income and shareholders' equity in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, its cross currency interest rate and interest rate swaps did not meet all of the criteria for hedge accounting under FAS 133. As a result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for the nine months ended May 31, 2002 by $4.9 million (net of income taxes of $2.7 million). The effect on shareholders' equity resulting from these adjustments was an increase of $4.8 million (net of income taxes of $9.4 million) as at August 31, 2002 and a decrease of $5.9 million (net of income taxes of $2.5 million) as at August 31, 2001.

CONSOLIDATED STATEMENTS OF EARNINGS

   The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                FOR THE NINE MONTHS
                                                                       ENDED
                                                                       MAY 31
                                                               2003            2002
                                                               $000            $000
                                                                              REVISED
Net earnings in accordance with Canadian GAAP                   90,800         117,162
Pre-operating costs, net of tax of ($1,012)
  (2002 - $1,754)                                                2,596          (1,070)
Realization of cumulative translation
  adjustments, net of tax of nil                                  (693)          1,000
Integration costs related to CanWest
  Publications, net of tax of $109                                (193)              -
Programming costs imposed by regulatory
  requirement, net of tax of $1,852
  (2002 - $1,746)                                               (2,455)         (2,316)
Equity accounted affiliates in trust, net of
  tax of nil                                                         -           3,375
US GAAP adjustments in equity accounted
  affiliates net of tax of ($1,359)                              2,125               -
Unrealized gain (loss) on interest rate and
  cross currency swaps net of tax of $28,747
  (2002 - ($2,659))                                               (403)          4,872
                                                             ---------       ---------

Net earnings in accordance with U.S. GAAP
  before cumulative effect of adoption of new
  accounting policies                                           91,777         123,023

Cumulative effect of adoption of new
  accounting policies, net of tax of $2,500                          -         (45,269)
                                                             ---------       ---------
Net earnings in accordance with U.S. GAAP
                                                                91,777          77,754
                                                             =========       =========
Earnings per share:
Earnings before cumulative effect of adoption
  of new accounting policies
     Basic                                                   $    0.48       $    0.70
     Diluted                                                 $    0.48       $    0.68
Earnings per share
     Basic                                                   $    0.48       $    0.44
     Diluted                                                 $    0.48       $    0.43